UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2009
(correcting order dated January 14, 2009)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Shipbuilding Corporation
File No. 001-10852 - CF#21730

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International Shipbuilding Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.10 and 10.12 to a Form 10-K filed on March 13, 2008, as modified by the same contracts refiled with fewer redactions as Exhibits 10.10 and 10.12 to a Form 8-K filed on January 14, 2009.

Based on representations by International Shipbuilding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibits 10.10 and 10.12 to Form 10-K filed on March 15, 2007

through December 31, 2010

as modified by:

Exhibits 10.10 and 10.12 to Form 8-K filed on January 14, 2009

through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel